555 IH 35 South, Suite 500 – New Braunfels, Texas 78130 – (830) 302-5200

October 2, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561
Attn: Messrs. Stringer and Parker

Re:	Rush Enterprises, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2024
Filed February 24, 2025
File No. 000-20797

Dear Messrs. Stringer and Parker:

On behalf of Rush Enterprises, Inc. (the “Company”), set forth below is the Company’s response to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), by letter dated September 19, 2025, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the Commission on February 24, 2025 (the “Form 10-K”). For your convenience, the text of the Staff’s comment is set forth below in bold type followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2024
Consolidated Statements of Cash Flows, page 46

1.

Please tell us where in the statement of cash flows you record changes in floor plan notes related to PFC, which appears to be affiliated with Peterbilt, and how you determined the treatment was appropriate.

Response:

For the fiscal year ending December 31, 2024, the cash flow related to the Company’s Inventory Financing and Purchase Money Security Agreement (the “PFC Floor Plan Credit Agreement”) with Paccar Financial Corp. (“PFC”) was limited to the initial balance borrowed from PFC on December 16, 2024, which PFC paid directly to BMO Bank N.A. (“BMO”) in connection with the Company’s reduction of the aggregate loan commitment under the Fifth Amended and Restated Credit Agreement (the “BMO Floor Plan Credit Agreement”) from $1.0 billion to $675.0 million. Both the initial borrowing from PFC and the reduction of debt owed to BMO were classified within “Draws (payments) on floor plan notes payable – non-trade, net” in the Company’s Consolidated Statements of Cash Flows. The Company acknowledges that Peterbilt Motors Company (“Peterbilt”) is an affiliate of PFC.

U.S. Securities and Exchange Commission
Division of Corporate Finance

October 2, 2025

The Company determined that this treatment was appropriate by reviewing ASC Topic 230, in addition to the transcript of the December 6, 2005, speech given at the AICPA National Conference on Current Commission and PCAOB Developments by Joel Levine, Associate Chief Accountant, Division of Corporate Finance. The key factor determining cash flow treatment under both ASC Topic 230 and Mr. Levine’s speech appears to be whether a manufacturer-affiliated finance company remits funds directly to the manufacturer, rather than whether the loan agreement itself is between a dealer and a manufacturer-affiliated finance company. As stated above, during 2024, the only activity under the PFC Floor Plan Credit Agreement was the initial borrowing by the Company and subsequent payment by PFC to BMO to reduce the Company’s debt outstanding under the BMO Floor Plan Credit Agreement.

Pursuant to a separate agreement with Peterbilt, when the Company purchases Peterbilt inventory, it pays Peterbilt directly. Currently, the Company is paying for its Peterbilt inventory with cash on hand, and such payments are presented as operating cash flows. The Company notes that on page 57 of the Form 10-K, it states that “[t]he Company finances all of the purchase price of its new [Peterbilt] commercial vehicle inventory…under the PFC Floor Plan Credit Agreement…under which…PFC…pays the manufacturer directly with respect to new commercial vehicles.” In future filings with the Commission, the Company will clarify this disclosure to reflect the Company’s current practices with respect to the PFC Floor Plan Credit Agreement and the fact that the Company, rather than PFC, pays Peterbilt directly.

In summary, the Company believes that its cash flow presentation of all activity under the PFC Floor Plan Credit Agreement was correctly presented in the Form 10-K.

* * * *

Please let us know if you have any further questions or if we can clarify any other issue that you may have. You may call me at (830) 302-5226.

Sincerely, /s/ Steven Keller Steven Keller Chief Financial Officer and Treasurer

cc:	W.M. “Rusty” Rush President, Chief Executive Officer and Chairman of the Board
Rush Enterprises, Inc.

Michael Goldstone
Senior Vice President, General Counsel and Corporate Secretary

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